

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2024

J. Patrick Mackin
President, Chief Executive Officer and Chairman
Artivion, Inc.
1655 Roberts Boulevard N.W.
Kennesaw, GA 30144

> **Re: Artivion, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 1, 2024**
> **File No. 001-13165**

Dear J. Patrick Mackin:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program